UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 4

Under the Securities Exchange Act of 1934

ATI PHYSICAL THERAPY, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00216W109

(CUSIP Number)

Copy to:

Amanda McGrady Morrison

General Counsel and Chief Legal Officer

Advent International Corporation

Prudential Tower

800 Boylston Street

Boston, MA 02199-8069

April 17, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 115,830,656
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 115,830,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,830,656
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%*
14	TYPE OF REPORTING PERSON CO

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 115,830,656
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 115,830,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,830,656
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%*
14	TYPE OF REPORTING PERSON OO

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS WILCO ACQUISITION, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS WILCO GP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,324,692
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,324,692

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,324,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-B LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,970,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,970,377

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,970,377
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-C LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,845,475
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,845,475

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,845,475
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-D LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,777,137
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,777,137

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,777,137
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-F LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,873,508
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,873,508

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,873,508
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-G LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,873,508
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,873,508

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,873,508
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS GPE VII GP S.A.R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,664,697
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,664,697

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,664,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%*
14	TYPE OF REPORTING PERSON CO

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-A LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,481,756
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,481,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,481,756
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-E LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,316,207
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,316,207

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,316,207
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-H LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,743,883
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,743,883

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,743,883
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS GPE VII GP LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,541,846
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,541,846

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,541,846
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII 2014 LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,045

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII 2014 CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 155,782
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 155,782

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,782
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII—A 2014 LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 179,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 179,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII – A 2014 CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 109,903
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 109,903

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,903
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 806,132
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 806,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII - B CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,063,662
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,063,662

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,063,662
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,266

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,266
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII - A CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,875
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,875
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII - A LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,151
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,151

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,151
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS GPE VII ATI CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,878,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,878,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,878,964
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
14	TYPE OF REPORTING PERSON PN

*

Calculation based on 207,384,260 shares of Class A Common Stock outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2023.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on June 29, 2021 (as amended from time to time, the “Schedule 13D”) relating to the Class A Common Stock, $0.0001 par value per share (the “Common Stock”) of ATI Physical Therapy, Inc. (the “Issuer” or the “Company”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

Amended and Restated Transaction Support Agreement

On April 17, 2023, the Company entered into (i) an Amended and Restated Transaction Support Agreement (the “A&R TSA”) to that certain Transaction Support Agreement, dated as of March 15, 2023, by and among the Company and certain of the Company’s affiliates, certain of its first lien lenders under the 2022 Credit Agreement (the “First Lien Lenders”), the administrative agent under the 2022 Credit Agreement, holders of its Series A Senior Preferred Stock (the “Preferred Equityholders”) and holders of the majority of its common stock (including the Advent Funds, collectively, the “Parties”), (ii) Amendment No. 2 (the “Credit Agreement Amendment”) to the Company’s Credit Agreement, dated as of February 24, 2022, by and among ATI Holdings Acquisition, Inc. as borrower (“Opco”), Wilco Intermediate Holdings, Inc. (“Holdings”), Barclays Bank PLC, as administrative agent and issuing bank, and the lenders party thereto (the “2022 Credit Agreement” and together with the Credit Agreement Amendment, the “Credit Agreement”), (iii) a Second Lien Note Purchase Agreement (the “Note Purchase Agreement”), by and among the Company, Wilco Holdco, Inc. (“Wilco”), Holdings, Opco, the purchasers from time to time party thereto (the “Purchasers”) and Wilmington Savings Fund Society, FSB, as purchaser representative (and (iv) certain other definitive agreements relating to the Transaction (as defined below) (such documents referred to collectively as the “Signing Date Definitive Documents”).

The A&R TSA sets forth the principal terms of a comprehensive transaction to enhance the Company’s liquidity (the “Transaction”). Pursuant to the A&R TSA, the Company and the Parties agreed to and appended thereto substantially final forms of the remaining definitive documents (together with the Signing Date Definitive Documents, the “Definitive Documents”) and subject to the terms and conditions thereof, the Parties have agreed to support, act in good faith and take all steps reasonably necessary and desirable to consummate the transactions referenced therein by June 15, 2023 (the “Outside Closing Date”). Specifically, the Company has agreed, subject to stockholder approval of the Transaction, to a delayed draw new money financing in which the Company will (i) cause to be issued to the Preferred Equityholders an aggregate principal amount of $25.0 million (the “Delayed Draw Amounts”) in the form of a new stapled security, comprised of (A) second lien PIK convertible notes (the “Notes”) and (B) shares of Series B Preferred Stock (as defined below), which will provide the holder thereof with voting rights such that the holders thereof will have the right to vote on an as-converted basis as if the conversion occurred at an initial price per share equal to the average closing price for the five trading days immediately preceding the date on which the Note Purchase Agreement was signed (the “NYSE Minimum Price”), (ii) facilitate the exchange of $100.0 million of the aggregate principal amount of the term loans under the 2022 Credit Agreement held by certain of the Preferred Equityholders for Notes and Series B Preferred Stock and (iii) agree to certain other changes to the terms of the 2022 Credit Agreement, including modifications of the financial covenants thereunder. Holders of the Notes will also receive additional Notes upon the in-kind payment of interest on any outstanding Notes. The Notes will be convertible into shares of Class A common stock, par value $0.0001 per share, of the Company (“Common Stock”) at a fixed conversion price of $0.25 (subject to adjustment as provided in the Note Purchase Agreement, the “Conversion Price”).

In addition, as part of the Transaction, (1) the Preferred Equityholders’ preexisting rights as holders of the Company’s Series A Senior Preferred Stock to designate and elect one director to the Company’s board of directors (the “Board”) will be revised to provide that (aa) the Preferred Equityholders have the right to appoint three additional directors to the Board (resulting in the right of the Preferred Equityholders to appoint a total of four directors to the Board), one of whom must be unaffiliated with (and independent of) the Preferred Equityholders and who must meet the definition of “independent” under the listing standards of the New York Stock Exchange, and by the Securities and Exchange Commission until such time after the Closing Date that the Lead Purchaser ceases to hold at least 50.1% of the Series A Preferred Stock held by it as of the Closing Date (in each case, as defined in certain of the transaction agreements entered into in connection with the original issuance of the Series A Preferred Stock); and (bb) all such designee directors of the Preferred Equityholders will be subject to consideration by the Board (acting in good faith) and (2) the provision in the certificate of designation of the Company’s Series A Senior Preferred Stock that eliminated the Preferred Equityholders’ director designation rights upon the Company’s achievement of certain amounts of EBITDA will be deleted (and the equivalent provision in that certain Investors’ Rights Agreement, dated as of February 24, 2022, by and among the Company and the Preferred Equityholders listed therein, will also be deleted). Upon closing of the Transaction, John Maldonado will resign from the Board, the Stockholders Agreement (as previously described in Item 6 of the Schedule 13D) will be terminated and the Advent Funds will no longer have the right to appoint five directors to the Board.

In addition, the A&R TSA contains certain representations, warranties and other agreements by the Company and the Parties. The Company’s and the Parties’ obligations under the A&R TSA are, and the closing of the Transaction is, subject to various customary terms and conditions set forth therein, including the execution and delivery of definitive documentation and approval by the Company’s stockholders.

There is no assurance that the Transaction contemplated by the A&R TSA will be consummated on the terms as described above, on a timely basis or at all

The foregoing description of the A&R TSA does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, a copy of which is included as Exhibit 1 to this Statement.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Amended and Restated Transaction Support Agreement (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed April 21, 2023, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 21, 2023	ADVENT INTERNATIONAL CORPORATION

/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance

Date: April 21, 2023	WILCO ACQUISITION, LP
By: WILCO GP, INC., GENERAL PARTNER

/s/ John Maldonado
	Name:	John Maldonado
	Title:	President

Date: April 21, 2023	WILCO GP, INC.

/s/ John Maldonado
	Name:	John Maldonado
	Title:	President

Date: April 21, 2023	ADVENT INTERNATIONAL GPE VII LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-B LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-C LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-D LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-F LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-G LIMITED
PARTNERSHIP
By: GPE VII GP S.A.R.L., GENERAL PARTNER
By: ADVENT INTERNATIONAL GPE VII, LLC,
MANAGER and

/s/ Justin Nuccio
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL CORPORATION,
MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

ADVENT INTERNATIONAL GPE VII-A LIMITED
Date: April 21, 2023	PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-E LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-H LIMITED
PARTNERSHIP

By: GPE VII GP LIMITED PARTNERSHIP, GENERAL
PARTNER
By: ADVENT INTERNATIONAL GPE VII, LLC,
GENERAL PARTNER
By: ADVENT INTERNATIONAL CORPORATION,
MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: April 21, 2023	ADVENT PARTNERS GPE VII 2014 LIMITED
PARTNERSHIP
ADVENT PARTNERS GPE VII 2014 CAYMAN
LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII—A 2014 LIMITED
PARTNERSHIP
ADVENT PARTNERS GPE VII—A 2014 CAYMAN
LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII CAYMAN LIMITED
PARTNERSHIP
ADVENT PARTNERS GPE VII—B CAYMAN
LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII LIMITED
PARTNERSHIP
ADVENT PARTNERS GPE VII—A CAYMAN
LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII—A LIMITED
PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VII, LLC,
GENERAL PARTNER
By: ADVENT INTERNATIONAL CORPORATION,
MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: April 21, 2023	GPE VII ATI CO-INVESTMENT (DELAWARE) LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VII, LLC,
GENERAL PARTNER

By: ADVENT INTERNATIONAL CORPORATION,
MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: April 21, 2023	GPE VII GP S.A.R.L.

By: ADVENT INTERNATIONAL GPE VII, LLC,
MANAGER and

/s/ Justin Nuccio
Name: Justin Nuccio
Title: Manager

By: ADVENT INTERNATIONAL CORPORATION,
MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: April 21, 2023	GPE VII GP LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VII, LLC,
GENERAL PARTNER
By: ADVENT INTERNATIONAL CORPORATION,
MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance

Date: April 21, 2023	ADVENT INTERNATIONAL GPE VII, LLC

By: ADVENT INTERNATIONAL CORPORATION,
MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance